Flexible Premium Variable Life Insurance Policy
issued by
Brighthouse Life Insurance Company
and
Brighthouse Variable Life Account One

Class VL

Disclosure Notice
April 27, 2026
A flexible premium joint and last survivor and single life variable life insurance policy

This Disclosure Notice provides certain updated information about the Class VL Flexible Premium Joint and Last Survivor Variable Life Insurance Policy and Flexible Premium Single Variable Life Insurance Policy (collectively, the “Policy”), a flexible premium variable life insurance policy issued by Brighthouse Life Insurance Company (“BLIC”, the “Company”, or “we” or “us”). The Policy is no longer available for purchase.
Updated financial statements for BLIC and Brighthouse Variable Life Account One (the “Separate Account”) are available, free of charge at https://dfinview.com/BHF/PUFT/BHF254. The Policy prospectus, dated November 9, 2006, as supplemented, is available and contains more information about the Policy including its features, benefits, and risks. You can obtain this information at no cost by calling (800) 638-9294 or by sending an email request to rcg@brighthousefinancial.com.
The Policy is a complex investment and involves risks, including potential loss of principal. The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Surrenders (partial or full) could result in surrender charges and taxes.
The Company’s obligations under the Policy are subject to our financial strength and claims-paying ability. Additional general information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Special Terms
Attained Age – The age of the insured at Policy issue plus the number of completed Policy years.
Cash Value – The total amounts credited to the Policy in the Separate Account, the General Account and the Loan Account.
Cash Surrender Value – The Cash Value of a Policy on the date of surrender, less any indebtedness and any surrender charge.
Face Amount – The minimum death benefit under the Policy so long as the Policy remains in force before the insured’s Attained Age 100 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, before the younger insured’s Attained Age 100.
General Account – Our assets other than those allocated to the Separate Account or any other separate account.
Investment Funds – Investments within the Separate Account which we make available under the Policy.
Loan Account – The account of the Company to which amounts securing Policy loans are allocated. The Loan Account is part of the Company’s General Account.
Separate Account – Brighthouse Variable Life Account One.
Target Premium – A premium calculated when a Policy is issued, based on the insured’s age with respect to the Single Life Policy (or the insureds’ joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year’s premium expense charge, the surrender charge, and agent compensation under the Policy.
Updated Information You Should Consider About the Policy
The information in this section of the Disclosure Notice is a summary of certain Policy features that have changed since the Disclosure Notice dated April 28, 2025. This does not reflect all of the changes that have occurred since you entered into your Policy.
On November 6, 2025, Brighthouse Financial, Inc. (“BHF”) and Aquarian Capital LLC (“Aquarian”) announced that they had entered into a definitive agreement under which an affiliate of Aquarian will acquire BHF. This transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction or waiver of the other conditions, the transaction is expected to be consummated in 2026.
Upon the consummation of the transaction, Aquarian will become the ultimate parent of BHF and the Company will remain an indirect wholly-owned subsidiary of BHF. Although Aquarian will replace BHF as the Company’s ultimate parent, the Company will continue in its present role as the issuer of your Policy. All of your rights and benefits under your Policy and the Company’s obligations under the Policy will remain unchanged.
Founded in 2017, Aquarian Capital is a diversified global holding company with a strategic portfolio of insurance and asset management solutions. Aquarian is headquartered in New York, NY.
Changes Affecting the Investment Funds
Fund Name Change. An Investment Fund was subject to a name change. The chart below identifies the former name and new name of the Investment Fund.
Former Name	New Name
Brighthouse Funds Trust I	Brighthouse Funds Trust I
SSGA Emerging Markets Enhanced Index Portfolio	State Street Emerging Markets Enhanced Index Portfolio

Monitored Portfolios
•We monitor transfer activity in the following Investment Funds for purposes of imposing our restrictions on frequent transfers:
Brighthouse Small Cap Value Portfolio
CBRE Global Real Estate Portfolio
Harris Oakmark International Portfolio
Invesco Small Cap Growth Portfolio
Loomis Sayles Global Allocation Portfolio
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
State Street Emerging Markets Enhanced Index Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Policy
	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals
If, during the first ten Policy years or the first ten years following an increase in Face Amount, you fully or partially surrender your Policy, reduce the Face Amount, or your Policy lapses, then we will deduct a surrender charge from the Cash Value. The maximum surrender charge is
45% of the Policy’s Target Premium.

For example, if you pay a $100,000 premium for a Policy with a Target
Premium of $100,000, you could pay a surrender charge of up to
$45,000 upon a complete surrender of the Policy.
Fee Tables Charges – Surrender Charges
Transaction Charges
In addition to surrender charges, you may also be charged for other transactions. These charges include a sales charge and a charge for state and federal taxes on premium payments, and a charge for transfers of
Cash Value in excess of 12 per Policy year. We are not currently imposing a fee on transfers.
Fee Tables Charges – Deductions from Each Premium Payment; Transaction Charges
Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including a cost of insurance charge, a Policy charge, a selection and issue expense charge, a mortality and expense risk charge, a Policy loan cost, and a charge for any optional riders. Certain of these ongoing charges vary in amount depending on the insured’s age, risk class, and (except for unisex policies) sex. You should view the Policy summary page of your Policy for the specific charges applicable to your Policy.

You will also bear expenses associated with the Investment Funds under the Policy, as shown in the following table:

Fee Tables

Charges –
Monthly
Deduction;
Charges for
Additional Benefit
Riders; Mortality
and Expense Risk
Charge;
Investment Fund
Expenses

Appendix A:
Investment Funds
Available Under
the Policy (located
in this Disclosure
Notice)

	Annual Fee	Minimum	Maximum
	Investment options (Investment Fund fees and expenses)	0.28%	1.13%
Risks
Risk of Loss	You can lose money by investing in the Policy.			Summary of Benefits and Risks – Risks of the Policy
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. If you make a premature withdrawal of cash from your Policy, you may incur various costs (e.g., a surrender charge) and also possible federal income tax.
Summary of Benefits and Risks – Risks of the Policy Charges
Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Policy (e.g., the Investment
Funds). Each investment option, including the General Account, will have its own unique risks, and you should review these investment options before making an investment decision.
The Separate Account and the Investment Funds – Brighthouse Life Insurance Company and the Separate Account

Risks
Insurance Company Risks
An investment in the Policy is subject to the risks related to the
Company, including that any obligations (including obligations related to amounts invested in the General Account), guarantees or benefits are subject to the Company’s claims-paying ability. More information about the Company, including its financial strength ratings, is available upon request by calling (888) 243-1968.
The Separate Account and the Investment Funds – Brighthouse Life Insurance Company and the Separate Account Other Information – The General Account
Contract Lapse
In general, in any month that your Policy’s Cash Surrender Value is not large enough to cover the monthly deduction amount, i.e., the amount we deduct for charges such as the cost of insurance charge, your Policy will be in default, and may lapse. Your Policy’s Cash Surrender Value can be impacted by poor investment performance of the Investment Funds you select. Your Policy may also lapse if Policy loans plus accrued interest exceed the Policy’s Cash Value less the surrender charge.
Additionally, insufficient premium payments, withdrawals and Policy charges (including increases in those charges) could cause the Policy to lapse and you will no longer have insurance coverage. If your Policy has lapsed, you may reinstate it within five years from the date of lapse.
Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. A death benefit will not be paid if the Policy has lapsed.
Purchases – Lapse and Reinstatement
Restrictions
Investments	●Availability of Investment Funds. We reserve the right to remove or substitute an Investment Fund or limit its availability to subsequent premium payments and/or transfers of Cash Value.	The Separate Account and the Investment Funds – Selection of the Investment Funds
Optional Benefits
●Various optional benefits may be available in the form of a rider to your Policy. Not all of these riders may be available to you. In general, these supplemental insurance benefits may be available only to insureds within certain age ranges and may be subject to certain limitations. We may stop offering an optional benefit at any time.
Other Information – Additional Benefits
Taxes
Tax Implications
●You should consult with a tax professional to determine the tax implications of an investment in and payments received under the
Policy. Please note that there is no additional tax benefit to you if the
Policy is purchased through a tax-qualified plan. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Federal Tax Status
Conflicts of Interest
Investment Professional Compensation
All firms selling the Policy receive commissions. The portion of the commission payments that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. A selling firm, or a sales representative of a selling firm, may receive different compensation for selling one product over another and may have a financial incentive to offer or recommend the Policy over another investment. Apart from the payment of commissions, selling firms may receive additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees.
Other Information – Distribution

Conflicts of Interest
Exchanges
In general, sales representatives may have a financial incentive to offer you a new insurance policy in place of the Policy you already own. You should exchange your Policy only if you determine, after comparing the features, fees and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
The Variable Life Insurance Policy – Replacing Existing Insurance

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APPENDIX A
Investment Funds Available Under the Policy
The following is a list of Investment Funds under the Policy. More information about the Investment Funds is available in the prospectuses for the Investment Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF254. You can also request this information at no cost by calling (800) 638-9294 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Investment Funds, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation.	Allspring Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	0.75%	6.09%	9.89%	9.40%
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.71%	17.41%	8.91%	10.97%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	0.78%	-2.92%	6.70%	8.34%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.66%	7.11%	4.30%	4.22%
Seeks long-term capital appreciation.	Harris Oakmark International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Harris Associates L.P.	0.72%	33.17%	6.72%	7.01%
Seeks capital growth and income.	Invesco Comstock Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.56%	17.54%	15.43%	12.11%
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.74%	6.17%	-0.66%	9.27%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks high total investment return through a combination of capital appreciation and income.	Loomis Sayles Global Allocation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.79%	12.94%	6.52%	9.50%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	15.21%	15.06%	14.19%
Seeks capital appreciation.	MFS® Research International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.56%	22.72%	5.80%	7.83%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	1.13%	7.93%	1.40%	3.35%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.58%	9.21%	0.19%	2.55%
Seeks to provide total return, primarily through capital appreciation.	State Street Emerging Markets Enhanced Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc	0.55%	34.45%	6.31%	—
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	12.32%	10.55%	10.36%
Seeks long-term growth of capital.	T. Rowe Price Mid Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc. Sub-Subadviser: T. Rowe Price Investment Management, Inc.	0.70%	3.75%	4.08%	10.05%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	4.15%	3.09%	2.10%
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class A#‡ Brighthouse Investment Advisers, LLC	0.68%	9.47%	2.32%	4.22%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.66%	11.75%	4.10%	5.95%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.66%	13.96%	5.80%	7.73%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.68%	15.91%	7.42%	9.49%
Seeks long-term capital growth.	Brighthouse/Artisan Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Artisan Partners Limited Partnership	0.78%	1.82%	7.04%	8.32%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	7.83%	8.29%	10.73%
Seeks maximum capital appreciation.	Frontier Mid Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Frontier Capital Management Company, LLC	0.69%	5.16%	3.79%	10.15%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	14.04%	10.28%	16.71%
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.27%	17.59%	14.13%	14.53%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.81%	-4.57%	2.86%	9.12%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.56%	15.70%	9.64%	14.39%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.57%	9.07%	1.42%	4.03%
Seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.	Western Asset Management U.S. Government Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.50%	7.07%	0.59%	1.82%
#
Certain Investment Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.
‡
This Investment Portfolio is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

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The prospectus, as supplemented, and statement of additional information (“SAI”), dated November 9, 2006, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (800) 638-9294, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Policy online at https://dfinview.com/BHF/PUFT/BHF254.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000151833